UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
LAKES ENTERTAINMENT, INC.
(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))
OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE,
WITH AN EXERCISE PRICE EQUAL TO OR GREATER THAN $2.86 PER SHARE
(TITLE OF CLASS OF SECURITIES)

51206P109
(CUSIP NUMBER OF COMMON STOCK UNDERLYING OPTIONS)

Timothy J. Cope
Lakes Entertainment, Inc.
130 Cheshire Lane, Suite 101
Minnetonka, Minnesota 55305
(952) 449-9092
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

Daniel Tenenbaum, Esq.
JC Anderson, Esq.
Gray, Plant, Mooty, Mooty & Bennett, P.A.
500 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402
612-632-3000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
$3,723,457	$207.77
*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,384,800 shares of common stock of Lakes Entertainment, Inc. having an aggregate value of approximately $3,723,457 as of August 25, 2009, will be surrendered and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on a Black-Scholes valuation model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Filing party:	Not applicable
Form or Registration No.:	Not applicable
Date Filed:	Not applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13d-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1. Summary Term Sheet.
     The information set forth under “Summary Term Sheet” in the Offering Memorandum, dated August 25, 2009 (the “Offering Memorandum”), attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address. The name of the issuer is Lakes Entertainment, Inc., a Minnesota corporation (“Lakes” or the “Company”), and the address of its principal executive office is 130 Cheshire Lane, Suite 101, Minnetonka, Minnesota 55305. The telephone number at that address is (952) 449-9092.
     (b) Securities. This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company to all of its current employees, including executive officers and directors of the Company who remain employed or in service as members of our Board of Directors through September 22, 2009 or such later date through which we elect to extend the offer (the “Expiration Date”) and hold unexercised Eligible Options (“Eligible Persons”) to exchange options to purchase shares of its Common Stock, par value $0.01 per share, issued and outstanding under the 1998 Stock Option and Compensation Plan and the 1998 Director Stock Option Plan (together, the “1998 Plans”) and the 2007 Stock Option and Compensation Plan (the “2007 Plan” and, together with the 1998 Plans, the “Plans”) that have previously been granted (the “Eligible Options”) at an exercise price greater than the closing per share price on the Expiration Date for replacement options issued under the 2007 Plan representing the right to purchase fewer shares at an exercise price equal to the closing price of Lakes Common Stock on the NASDAQ Global Market on the Expiration Date (the “Replacement Options”) on the terms and conditions set forth in the Offering Memorandum. Each Eligible Option is represented by a separate option agreement dated as of the date on which it was issued. As of August 25, 2009, there were Eligible Options to purchase 2,384,800 shares of Common Stock Outstanding.
     The information set forth in the Offering Memorandum on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligibility; Number of Options; Expiration Date”), Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”) and Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) is incorporated herein by reference.
     (c) Trading Market and Price. The information set forth in the Offering Memorandum under Section 6 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.
     (a) Name and Address. The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and in the Offering Memorandum under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements”) is incorporated herein by reference. The information set forth in Schedule A of the Offering Memorandum is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) Material Terms. The information set forth in the Offering Memorandum under “Summary Term Sheet,” Section 1 (“Eligibility; Number of Options; Expiration Date”), Section 3 (“Procedures for Electing to Exchange Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”), Section 7 (“Conditions of this Offer”), Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”), Section 11 (“Status of Eligible Options Acquired by Us in this Offer; Accounting Consequences of this Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”) and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.
     (b) Purchases. The Company’s officers will be eligible to participate in the Offer to Exchange on the same terms and conditions as the Company’s employees. Members of the Company’s Board of Directors are also eligible to participate. The information set forth in the Offer to Exchange under Section 3 (“Procedures for Tendering Eligible Options”) and Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements”) is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements”) is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes. The information set forth in the Offering Memorandum under Section 2 (“Purpose of this Offer”) is incorporated herein by reference.
     (b) Use of Securities Acquired. The information set forth in the Offering Memorandum under Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”) and Section 11 (“Status of Eligible Options Acquired by Us in this Offer; Accounting Consequences of this Offer”) is incorporated herein by reference.
     (c) Plans. Not applicable.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds. The information set forth in the Offering Memorandum under Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) is incorporated herein by reference.
     (b) Conditions. Not applicable.
     (d) Borrowed Funds. Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) Securities Ownership. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements”) is incorporated herein by reference.
     (b) Securities Transactions. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements”) and in Schedule A of the Offering Memorandum is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations. Not applicable.
Item 10. Financial Statements.
     (a) Financial Information. The information set forth in the Offering Memorandum under Section 9 (“Information Concerning Lakes Entertainment, Inc.”) and Section 16 (“Additional Information”), the information set forth in the Company’s Annual Report on Form 10-K for the year ended December 28, 2008 under Item 6 (“Selected Financial Data”) and Item 8 (“Financial Statements and Supplementary Data”), and in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2009 under Item I (“Financial Statements (unaudited)”) is incorporated herein by reference. These filings may be examined, and copies may be obtained, at the following Securities and Exchange Commission (“SEC”) public reference room: 100 F Street, N.E., Room 1580, Washington, D.C., 20549. Our SEC filings are also available to the public on the SEC’s internet site at http://www.sec.gov. Lakes will also provide, without charge, to each person to whom a copy of this Schedule TO is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference in this Schedule TO, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Lakes Entertainment, Inc. to the attention of Investor Relations via regular mail, 130 Cheshire Lane, Minnetonka, Minnesota 55305; telephone, 952-449-7069; facsimile, 952-449-7068 or e-mail, OptionExchange@lakesentertainment.com.
     (b) Pro Forma Financial Information. Not applicable.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
     (b) Other Material Information. Not applicable.
Item 12. Exhibits.
     The Exhibit Index attached to this Schedule TO is incorporated herein by reference.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 25, 2009

LAKES ENTERTAINMENT, INC.
By:	/S/ TIMOTHY J. COPE
Timothy J. Cope
President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

(a)(1)(i)*	Offering Memorandum relating to our Offer to Exchange Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock, dated August 25, 2009.

(a)(1)(ii)*	Cover Letter.

(a)(1)(iii)*	Announcement Communication to Eligible Persons, to be delivered on or about August 25, 2009.

(a)(1)(iv)*	Election Form.

(a)(1)(v)*	Notice of Withdrawal Form.

(a)(1)(vi)*	Form of Communication to Eligible Persons Participating in the Offer Confirming Receipt of the Election Form.

(a)(1)(vii)*	Form of Communication to Eligible Persons Confirming Receipt of the Notice of Withdrawal.

(a)(1)(viii)*	Form of Communication to Eligible Persons Rejecting the Election Form.

(a)(1)(ix)*	Form of Communication to Eligible Persons Rejecting the Notice of Withdrawal.

(a)(1)(x)*	Reminder Communication to Eligible Persons.

(a)(1)(xi)*	Computational Tool.

(d)(i)	2007 Stock Option and Compensation Plan filed as Appendix D to the Company’s Definitive Proxy Statement on Form Def 14A filed on June 24, 2009.

(d)(ii)*	Form of Stock Option Agreement for Replacement Options Granted to Employees Under the Lakes Entertainment, Inc. 2007 Stock Option Plan.

(d)(iii)*	Form of Stock Option Agreement for Replacement Options Granted to Directors Under the Lakes Entertainment, Inc. 2007 Stock Option Plan.

*	Filed electronically herewith